UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NetLogic Microsystems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64118B100

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118B100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sevin Rosen Fund VIII L.P. (“SR VIII”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sevin Rosen VIII Affiliates Fund L.P. (“SR VIII A”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Associates VIII L.P. (“SRB VIII”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
18 shares , except that SRB Associates VIII L.P. (“SRB VIII”), the general partner of  SR VIII, may be deemed to have sole power to vote these shares, and John Bayless (“Bayless”), Stephen Domenik  (“Domenik”), Stephen Dow (“Dow”), John Jaggers (“Jaggers”), Charles Phipps (“Phipps”), Jackie Kimzey (“Kimzey”) and Alan Schuele (“Schuele”), the general partners of SRB VIII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See reponse to row 5.

7.

Sole Dispositive Power
18 shares, except that SRB VIII, the general partner of SR VIII, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey and Schuele, the general partners of SRB VIII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jon W. Bayless (“Bayless”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,840 shares

6.

Shared Voting Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Bayless is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 1,840

8.

Shared Dispositive Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Bayless is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,563

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen L. Domenik (“Domenik”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,527 shares

6.

Shared Voting Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Domenik is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 19,527 shares

8.

Shared Dispositive Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Domenik is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen M. Dow (“Dow”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,884 shares

6.

Shared Voting Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Dow is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 3,884 shares

8.

Shared Dispositive Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Dow is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,607

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John V. Jaggers (“Jaggers”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,862 shares

6.

Shared Voting Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Jaggers is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 2,862 shares

8.

Shared Dispositive Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Jaggers is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,585

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles H. Phipps (“Phipps”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,382 shares

6.

Shared Voting Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Phipps is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 3,382 shares

8.

Shared Dispositive Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Phipps is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,105

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jackie R. Kimzey (“Kimzey”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,340 shares

6.

Shared Voting Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Kimzey is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 3,340 shares

8.

Shared Dispositive Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Kimzey is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan R. Schuele (“Schuele”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,840 shares

6.

Shared Voting Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Schuele is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 21,840 shares

8.

Shared Dispositive Power
1,723 shares of which 18 shares are directly owned by SRB VIII and 1,705 shares are directly owned by Sevin Rosen Bayless Management Company (“SRBMC”).  Schuele is a general partner of SRB VIII, and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,563

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Sevin Rosen Fund VIII L.P., a Delaware limited partnership; Sevin Rosen VIII Affiliates Fund L.P., a Delaware limited partnership;  SRB Associates VIII L.P., a Delaware limited partnership; Jon W. Bayless; Stephen L. Domenik; Stephen M. Dow; John V. Jaggers; Charles H. Phipps; Jackie R. Kimzey; David A. Shrigley; and Alan R. Schuele.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”  Only those items as to which there has been a change are included in this Amendment No. 1.

Item 2.
(a)

Name of Person Filing

This Statement is filed by Sevin Rosen Fund VIII L.P., a Delaware limited partnership (“SR VIII”); Sevin Rosen VIII Affiliates Fund L.P., a Delaware limited partnership (“SR VIII A”);  SRB Associates VIII L.P., a Delaware limited partnership (“SRB VIII”); Jon W. Bayless (“Bayless”); Stephen L. Domenik (“Domenik”); Stephen M. Dow (“Dow”); John V. Jaggers (“Jaggers”); Charles H. Phipps (“Phipps”); Jackie R. Kimzey (“Kimzey”); and Alan R. Schuele (“Schuele”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SRB VIII, the general partner of SR VIII and SR VIII A, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer.  Bayless, Domenik, Dow, Jaggers, Phipps, Kimzey and Schuele are general partners of SRB VIII.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒ Yes.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2006

SEVIN ROSEN FUND VIII L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SEVIN ROSEN VIII AFFILIATES FUND L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SRB ASSOCIATES VIII L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
General Partner

JON W. BAYLESS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN M. DOW	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN L. DOMENIK	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JOHN V. JAGGERS	/s/ John V. Jaggers
Signature

CHARLES H. PHIPPS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JACKIE R. KIMZEY	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

ALAN R. SCHUELE	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

EXHIBIT INDEX

Exhibit
Exhibit A: Agreement of Joint Filing

Exhibit B: Reference to John Jaggers as Attorney-In-Fact

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of NetLogic Microsystems, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 15, 2006

SEVIN ROSEN FUND VIII L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SEVIN ROSEN VIII AFFILIATES FUND L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES VIII L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SRB ASSOCIATES VIII L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
General Partner

JON W. BAYLESS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN M. DOW	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN L. DOMENIK	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JOHN V. JAGGERS	/s/ John V. Jaggers
Signature

CHARLES H. PHIPPS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JACKIE R. KIMZEY	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

ALAN R. SCHUELE	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

EXHIBIT B

John V. Jaggers has signed the enclosed documents as Attorney-in-Fact. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.